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Transgene Prices its Capital Increase at € 7.50 per ABSA

Strasbourg- July 4, 2005- Transgene (Eurolist Paris : FR0005175080; NASDAQ: TRGNY) announced today that the price of each share with warrant (Action à Bon de Souscription d’Actions, or ABSA) to be issued in its capital increase is € 7.50. This price is equal to the weighted average share price of the three trading days of June 29 through July 1st 2005, preceding the pricing, less a discount of 3.3%, plus € 0.42, the estimated value of the warrant.

Transgene expects to raise € 30.4 million in gross proceeds through the issuance of 4,050,000 ABSA, and up to a total of € 34.9 million, if the 15% extension clause is put into effect.

One warrant will be attached to each ABSA and two warrants will enable the holder to subscribe to one new share at any time from July 15, 2005 to July 17, 2006. The exercise price of the warrants is € 8.05, 10% above the weighted average share price of the three trading days preceding the pricing. Gross proceeds from the exercise of all the warrants would amount to € 16.3 million, and up to € 18.7 million, if the 15% extension clause is put into effect.

The subscription period begins today, July 4th, 2005 and will end on July 8th, 2005.

TSGH, Transgene’s majority shareholder which held 70.32 % of the capital as of 6 June 2005, has undertaken to subscribe on the order of € 10 million; TSGH’s subscription may be reduced on the basis of reductions applied to other subscriptions overall.

Transgene, based in Strasbourg, France is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. Transgene has a broad portfolio of clinical stage immunotherapy drugs.

Press Contacts:
Transgene	Image 7
Philippe Poncet Chief Financial Officer +33 3 88 27 91 21	Estelle Guyot-Tantay Tiphaine Hecketsweiler +33 1 53 70 74 93